September 13, 2018

Mr. Michael Foland

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street NE

Washington, DC 20549

Re:	DigitalTown, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed September 12, 2018 File No. 333-225432

Dear Mr. Foland:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for DigitalTown, Inc. (the “Company”). We request that the registration statement be made effective as of September 17, 2018, at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may to assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Monster
Robert Monster, CEO